NSAR ITEM 77C


Van Kampen American Capital Pennsylvania Tax Free Income Fund


(a)     A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital Pennsylvania Tax Free Income Fund (the "Fund") included:

        None


(c)     The following were voted on at the meeting:


        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For     11,687,243               Against     257,607


        2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For     9,572,107               Against     342,659


        3) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP as Independent Public Accountants for its Current Fiscal Year.

               For     11,866,431               Against     127,042